07007569

OMB APPROVAL
OMB Number: 3235-0123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2006 (MM/DD/YY) AND ENDING MARCH 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTORS CAPITAL CORPORATION, ~~INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.
30613

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 BROADWAY EAST	LYNNFIELD	MA	01940
	(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY B MURPHY, PRESIDENT — 800-949-1422 (Area Code - Telephone No.)

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

53 State Street	BOSTON	MA	02109
(Address)	(City)	(state)	Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
MAY 2 2007
WASH.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I TIMOTHY B MURPHY swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS CAPITAL CORPORATION, INC. as of MARCH 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE A. BRYAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jun 26, 2009

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of
Investors Capital Holdings, Ltd.)

Years Ended March 31, 2007 and 2006

Table of Contents

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Investors Capital Corporation ("ICC" or the "Company"), a wholly owned subsidiary of Investors Capital Holdings, Ltd., as of March 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended March 31, 2006 were audited by other auditors whose report dated May 17, 2006 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I and II are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
May 24, 2007

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Financial Condition
March 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 3,397,655	$ 3,539,415
Deposit with clearing organization	175,000	175,000
Investments, treasury notes	1,738,842	-
Receivables:		
Brokers and clearing organizations	4,109,231	3,697,549
Employees and registered representatives	778,836	674,579
Other	97,523	393,212
Securities owned, at market value	206,530	73,702
Investments, cost	160,000	160,000
Due from related parties, net	-	791,577
Property and equipment, net	1,391,853	764,794
Other assets	396,618	132,317
Deferred tax asset	670,010	67,345
Total assets	$ 13,122,098	$ 10,469,490
Liabilities and Stockholder's Equity		
Accrued liabilities	$ 740,130	$ 608,413
Deferred revenue	98,662	103,612
Payables:		
Brokers and clearing organization	3,051,601	2,433,760
Other	1,652,147	999,932
Securities sold, not yet purchased, at market value	711	51,386
Due to related parties, net	557,625	-
Note payable	746,610	-
Total liabilities	6,847,486	4,197,103
Commitments and contingencies (Note 8)		
Stockholder's equity:		
Common stock, no par value; 150,000 shares authorized, 1,000 shares issued and outstanding	3,729,700	2,479,700
Retained earnings	2,544,912	3,792,687
Total stockholder's equity	6,274,612	6,272,387
Total liabilities and stockholder's equity	$ 13,122,098	$ 10,469,490

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Operations
Years Ended March 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions and fees	$ 71,869,937	$ 61,788,310
Advisory fees	6,640,957	3,526,701
Interest and dividend income	638,154	419,647
Other income	449,121	269,748
Total revenues	79,598,169	66,004,406
Expenses:		
Commissions	64,686,008	53,414,944
Compensation and benefits	6,794,807	4,739,822
Legal and professional fees	4,081,593	2,191,417
Management fees - related party	2,376,742	1,009,139
Occupancy	992,469	646,821
Advertising	822,125	794,559
Miscellaneous	695,590	605,014
Communications	466,397	494,090
Regulatory fees	358,426	216,333
Data processing	152,506	132,300
Interest expense	32,110	47,227
Gain on sale of advisory rights	-	(36,758)
Total expenses	81,458,773	64,254,908
(Loss) income before income taxes	(1,860,604)	1,749,498
Income tax (benefit) expense	(612,829)	785,614
Net (loss) income	$ (1,247,775)	$ 963,884

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Changes in Stockholder's Equity
Years Ended March 31, 2007 and 2006

	Common Stock No Par Value			Total
	Number of Shares	Carrying Amount	Retained Earnings	Stockholder's Equity
Balance, March 31, 2005	1,000	$2,479,700	$ 2,828,803	$ 5,308,503
Net income	-	-	963,884	963,884
Balance, March 31, 2006	1,000	2,479,700	3,792,687	6,272,387
Capital contribution	-	1,250,000	-	1,250,000
Net loss	-	-	(1,247,775)	(1,247,775)
Balance, March 31, 2007	1,000	$3,729,700	$ 2,544,912	$ 6,274,612

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Cash Flows
Years Ended March 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net (loss) income	$ (1,247,775)	$ 963,884
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	296,784	205,905
Amortization of discount on treasury note	(11,967)	
Gain on sale of advisory rights	-	(36,758)
Deferred taxes	(602,665)	(95,306)
Changes in assets and liabilities:		
Receivables	(220,250)	(1,737,311)
Securities, net	(183,503)	(19,841)
Other assets	(264,301)	(37,256)
Due from related parties	1,349,202	1,240,636
Accrued liabilities	131,717	169,122
Deferred revenue	(4,950)	(2,163)
Payables	1,270,056	943,949
Income taxes payable	-	(766,060)
Net cash provided by operating activities	512,348	828,801
Cash flows from investing activities:		
Purchase of investments	(1,726,875)	(150,000)
Acquisition of property and equipment	(923,843)	(414,513)
Net cash used in investing activities	(2,650,718)	(564,513)
Cash flows from financing activities:		
Capital contributions	1,250,000	-
Proceeds from note payable	746,610	-
Net cash provided by financing activities	1,996,610	-
Net (decrease) increase in cash and cash equivalents	(141,760)	264,288
Cash and cash equivalents at beginning of year	3,539,415	3,275,127
Cash and cash equivalents at end of year	$ 3,397,655	$ 3,539,415
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ 32,110	$ 47,227
Cash paid for taxes	$ 373,825	$ 212,256

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS

Investors Capital Corporation (the "Company") began operations on July 6, 1992. The Company is a wholly-owned subsidiary of Investors Capital Holdings, Ltd. ("ICH" or the "Parent") which is publicly traded on the American Stock Exchange. The Company is a dually registered broker/dealer and a Registered Investment Advisor with a national network of independent financial representatives. These representatives are licensed to sell securities through the Company with the National Association of Securities Dealers (the "NASD") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears its public customer accounts on a fully disclosed basis through a clearing broker.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company has established revenue recognition policies for each of its income items, including commissions earned from the sale of Mutual Funds and Variable Annuities, Trading, Advisory Fees, Administration Fees on Errors and Omissions ("E&O") and Renewals, and Marketing Revenues on production and for regional and national events. A description of the revenue recognition process related to each category is presented below. The Company recognizes revenue pursuant to the guidance provided by SEC Staff Accounting Bulletin ("SAB") 104, *"Revenue Recognition in Financial Statements"*.

MUTUAL FUNDS AND VARIABLE ANNUITIES: The Mutual Funds and Variable Annuity revenue is recognized upon receipt of commissions related to the sale of each product, which is settled on the trade date. The earnings process is substantially complete at the point that the fund company distributes payment to the Company.

TRADING: The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company also earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at trade date in accordance with the rules of the NASD and the SEC.

The Company also receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

ADVISORY FEES: The Company's managed accounts advisory fees are based on the amount of assets managed per agreement between the advisor and the advisor's client. These revenues are recorded quarterly in arrears as and when billed and any portion remaining uncollected at the end of the subsequent quarter is charged against earnings at that time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

ADMINISTRATION FEES: Administration fees for services rendered to the Company's representatives respecting annual NASD license renewals and E&O insurance are recognized as revenue upon registration of the representative with NASD and listing of the registered representative with the E&O insurance carrier. The funds received from the registered representative are initially recorded as unearned revenue. The amounts, if any, collected in excess of the E & O insurance premium and/or fees due to NASD are recognized as other revenue.

MARKETING REVENUE: Revenue from marketing associated with product sales is recognized quarterly based on production levels. Marketing event revenues are recognized at the commencement of the event offset by its costs.

Securities Transactions
Securities transactions are reflected on a trade-date basis. The Company's security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Values of Financial Instruments
The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value as the maturities on these financial instruments generally have short maturity periods. Financial instruments consist principally of cash and cash equivalents, securities, receivables, and payables.

Receivable from and Payable to Brokers and Clearing Organizations
The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of five to seven years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company provides for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*". Accordingly, the Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

The Company is included in the consolidated federal income tax and state excise tax returns filed by ICH. Federal income taxes and state excise taxes are filed at consolidated tax rates. Current and deferred taxes of the consolidated group are allocated to each member of the group as if it were a separate taxpayer.

Advertising Costs
The Company charges the costs of advertising to expense as incurred.

Stock Options
As of October 1, 1997, the Parent's Board of Directors adopted the 1996 Incentive Stock Option Plan (The "1996 Plan"). The Company's key employees, directors, and the registered representatives are eligible to receive options under the 1996 Plan. The aggregate number of shares to be delivered under the Parent's 1996 Plan can not exceed 300,000 shares. Each grant of options, the number of options granted, and the vesting schedules of such options subject thereto were determined by the Parent's Board. The stock options outstanding are fully vested after two years from grant date, are exercisable for an additional three years after vesting, and are forfeited 30 days after termination. As of March 31, 2005, the Company had 22,117 options granted to employees, all of which are fully vested and exercisable. No options were exercised during the year and all options expired in August of 2005. Options granted to registered representatives are reported on the Parent's financial statements per Financial Interpretation No. 44, "*Accounting for Certain Transactions Involving Stock Compensation*".

The Parent adopted SFAS No.123(R), "*Share-Based Payment*", on April 1, 2006. The adoption of this statement did not have a material impact on the Parent's consolidated financial statements given that the Parent adopted the fair value recognition provisions of SFAS No. 123 effective September 28, 2002 using the modified prospective application transition method within the provisions of SFAS No. 148, "*Accounting for Stock-Based Compensation - Transition and Disclosure*".

As of May 17, 2005, the Parent's Board of Directors adopted the 2005 Equity Incentive Plan (the "2005 Plan"). Under the 2005 Plan, the Company is authorized to award options to purchase common stock and shares of common stock to employees, independent representatives, and others who have contributed to or are expected to contribute to the Company, its businesses, and prospects. Under the 2005 Plan, stock options and restricted stock customarily are granted by the Company in connection with initial employment or under various retention plans. The Company has not granted any options under the 2005 Plan and has no current plans to do so. Restricted shares of stock granted under the 2005 Plan typically vest over a three year period and unvested shares are forfeitable in the event of termination of the grantee's relationship with the Company, other than for death or disability. The compensation cost associated with restricted stock grants is recognized over the vesting period of the shares and is calculated as the market value of the shares on the date of grant. As of March 31, 2007, the Company had 205,000 restricted stock awards granted to employees, of which 112,600 are fully vested. There were no restricted stock awards granted to employees as of March 31, 2006.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Variable Interest Entities

Effective January 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46R, *"Consolidation of Variable Interest Entities"* ("FIN No. 46R"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. The interpretation requires a company to consolidate a variable interest entity ("VIE") if the Company has variable interests that give it a majority of the expected losses from the VIE's activities or entitle it to receive a majority of the expected residual returns of the entity. FIN No. 46R also requires disclosure about VIEs that the company is not required to consolidate, including the nature, purpose, size, and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. Management has determined that no variable interest entities exist which would require disclosure or consolidation in the financial statements as of March 31, 2007.

Recently Issued Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN No. 48"), which applies to all tax positions accounted for under SFAS No. 109, and *"Accounting for Income Taxes"*. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition of such tax positions, classification, interest and penalties, accounting in interim periods and disclosure. FIN No. 48 is applicable to the Company as of January 1, 2007. The Company is in the process of evaluating FIN No. 48 and the effect it will have on its financial position and results of operations.

In September 2006, FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). This statement establishes a formal framework for measuring fair value under GAAP and expands on disclosure of fair value measurements. Although SFAS No. 157 applies to and amends the provisions of existing FASB and AICPA pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards. SFAS No. 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for SFAS No. 123(R), *"Share-Based Payment"*, and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position No. 97-2 and No. 98-9 that deal with software revenue recognition. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

NOTE 3 – MARKETABLE SECURITIES

The Company accounts for its investments in accordance with SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS No. 115"). SFAS No. 115 requires companies to classify their short-term investments as trading, available-for-sale, or held-to-maturity. The Company's marketable securities consist of fixed income instruments and mutual funds and have been classified by management as trading. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

NOTE 3 – MARKETABLE SECURITIES (Continued)

The Company conducts its principal trading through several designated trading accounts. Of these accounts, some are used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account no longer than 30 days and are recorded at market value. During the comparative years ended March 31, 2007 and 2006, the Company had recorded an unrealized gain of $10,122 and $3,596, respectively, resulting from held positions.

NOTE 4 – SECURITIES - AT MARKET VALUE

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices.

As of March 31, 2007 and 2006, the Company's proprietary trading and investment accounts consisted of the following securities:

	March 31, 2007		March 31, 2006	
	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased	Owned
Corporate equity	$ -	$ 257	$ 50,432	$ 2,042
Corporate bonds	-	91,774	-	15,024
Municipal bonds	-	61,940	-	7,768
Mortgage backed securities	-	48,691	-	45,481
Mutual funds	711	-	954	422
Certificate of deposit	-	3,868	-	1,995
Treasury bonds	-	-	-	970
	$ 711	$ 206,530	$ 51,386	$ 73,702

Investments, Treasury Bonds
The Company has investments in U.S. Treasury Notes at a face value of $1,750,000 being held to maturity. These notes are presented at an amortized value of $1,738,842.

Other Investments
Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold, unless registration has been affected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At March 31, 2007 and 2006, the Company recorded its private equity holdings at cost, $160,000, in accordance with Accounting Principles Board ("APB") No. 18, *"The Equity Method of Accounting for Investments in Common Stock"*, as the Company does not exercise significant influence over this equity investment.

NOTE 5 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at March 31:

	2007	2006
Equipment	$ 1,456,707	$ 937,993
Furniture and fixtures	370,944	223,959
Leasehold improvements	617,979	362,482
	2,445,630	1,524,434
Less: accumulated depreciation and amortization	(1,053,777)	(759,640)
	$ 1,391,853	$ 764,794

Depreciation expense was $296,784 and $205,905 for the years ended March 31, 2007 and 2006, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company paid management fees of $2,376,742 and $1,009,139 for the years ended March 31, 2007 and 2006, respectively, to ICH. Management fees were allocated from ICH to the Company based on a 90% allocation of direct operating expenses. For the period January 1, 2006 through March 31, 2007, the Company incurred 100% of the expenses related to ICH in the form of management fees. At March 31, 2007 and 2006, the Company owed $1,403,431 and $1,660,651, respectively, to ICH.

The Company executes security trades for a related entity, Eastern Point Advisors, Inc. ("EPA"). For the years ended March 31, 2007 and 2006, commissions processed by ICC on behalf of EPA were $240,778 and $1,064,472, respectively. These amounts are recorded in the due from related parties on the Statements of Financial Condition. At March 31, 2007 and 2006, the Company was owed $845,806 and $2,452,228, respectively, from EPA.

The Company leases office space from the Arlsberg Trust, the trustee of whom is the principal stockholder of ICH and Investors Realty, LLC. Rent expense for these leases amounted to $241,031 and $218,231 for the years ending March 31, 2007 and 2006, respectively, and is included in occupancy costs on the Statements of Operations.

The Company also acquires services from Investors Marketing Services, Inc., an owner of which is a principal stockholder of ICH. These services are primarily for the production of marketing kits which ICC uses for business development. The total costs for years ended March 31, 2007 and 2006 were $65,816 and $55,498, respectively.

The Company typically engages in transactions with a related party, IMS Insurance Agency, Inc. ("IMS Insurance"), in connection with the promotion and servicing of fixed insurance products produced by the Company's independent Representatives. Payments made by the Company to IMS Insurance, when combined with payments received by the Company from IMS Insurance were $108,436 and $4,942 for the years ended March 31, 2007 and 2006, respectively.

NOTE 7 – INCOME TAXES

The Company has recorded a provision for federal and state income taxes, based on its taxable income, as well as a deferred provision for federal and state taxes as a result of a deferred tax asset that is generated from the tax effect of timing differences primarily resulting from depreciation. Any losses of the Company are used in the consolidated tax returns of ICH. The components of the provision (benefit) for income taxes are as follows:

	2007		2006	
	Current	Deferred	Current	Deferred
Federal	$ -	$ (459,007)	$ 673,104	$ (72,823)
State	-	(153,822)	207,816	(22,483)
	$ -	$ (612,829)	$ 880,920	$ (95,306)

The net deferred tax assets include the following at March 31:

	2007	2006
Depreciation	$ (50,042)	$ (71,712)
Accruals and reserves	439,017	139,057
Net operating losses	281,035	-
Deferred tax asset	$ 670,010	$ 67,345

The total income tax expense differs from the income tax at the statutory federal income tax rate due to the following for the years ended March 31:

	2007	2006
Federal income tax at statutory rate	$ (632,605)	$ 594,829
State income taxes, net of federal benefit	(116,660)	109,693
Meals and entertainment	26,893	26,230
Utilization of losses of group	102,922	-
Other	6,621	54,862
Total income tax (benefit) expense	$ (612,829)	$ 785,614

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its primary office space in Lynnfield, Massachusetts from a related party (see Note 6). The lease expired on March 31, 2005 and was extended for a three year term. The Company also leases office space for investment centers located in Braintree, MA and Miami, FL. The leases expire in November 2008 and 2011, respectively. The Company entered into a new lease during the year for an investment center located in Manhattan, NY. The lease expires in May 2007. The Company has entered into various operating leases for office equipment and furniture.

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

Operating Lease (Continued)
Future minimum lease payments as of March 31, under operating leases are as follows:

2008	$	776,535
2009		463,892
2010		379,544
2011		340,568
2012		324,112
Total	$	2,284,651

Rent expense under these leases was $505,373 and $289,203 for the years ended March 31, 2007 and 2006, respectively.

Litigation and Claims
The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At March 31, 2007 and 2006, the Company was the co-defendant in several lawsuits with claims of approximately $3.2 million and $4.1 million, respectively. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the firm's financial condition. The Company has Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with the majority of the aforementioned lawsuits. The maximum exposure in any one case with coverage is $75,000 per the Company's E&O policy. In accordance with FASB Statement No. 5, "*Accounting for Contingencies*", the Company had accrued expenses of approximately $1,104,000 and $659,000 for the years ended March 31, 2007 and 2006, respectively, related to legal fees and estimated probable settlement costs relating to the Company's defense in various lawsuits.

By administrative complaint dated November 16, 2005, the Securities Division (the "Division") of the Secretary of the Commonwealth of Massachusetts (the "State") brought an adjudicatory proceeding against Investors Capital Corporation alleging violation of its supervisory obligations under State securities laws in connection with past sales of equity-indexed annuities ("EIA"). The complaint alleged that ICC failed to properly supervise associated persons, thereby allowing allegedly unsuitable sales of these insurance products. The complaint, which sought an order instructing the Company to cease such violations and to pay an unspecified administrative fine, also requested that the Company's registration as a securities broker-dealer in Massachusetts be suspended or revoked, that the firm be censured, and that it be ordered to fairly compensate purchasers of the insurance products for any losses attributable to wrongdoing by ICC.

On December 19, 2006, the Company entered into an agreement with the Securities Division of the State to settle the complaint. In accordance with the settlement agreement, ICC agreed to cease and desist from violations of the Act; pay a $500,000 administrative fine; to offer to reimburse losses and costs incurred by Massachusetts persons aged 75 or older in connection with the surrender, no later than December 31, 2007, of any equity-indexed annuities purchased through ICC or its representatives during 2004 or 2005; to offer an additional payment to ensure that no amount invested in a surrendered EIA yielded less than 3%; pay an additional administrative fine equal to the extent, if any, that ICC's surrender-related payments total less than $500,000 and to be censured by the Division.

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

Litigation and Claims

In addition, ICC agreed to retain and act upon the advice of an independent consultant who will review and make recommendations with respect to ICC policies and procedures that are related to the various violations and failures alleged by the Division in these matters. ICC will not be permitted to utilize proceeds from insurance policies to cover payments that will be made pursuant to the settlement.

NOTE 9 – 401(K) PLAN

The Company participates in a 401(k) retirement plan (the "Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. Employer contributions made to the Plan for the years ended March 31, 2007 and 2006 were $217,657 and $128,757, respectively.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Securities sold, but not yet purchased represent obligations of the Company to purchase the securities in the market at the prevailing prices to the extent that the Company does not already have the securities in possession. Accordingly, these transactions result in off-balance sheet risk when the Company's satisfaction of the obligations exceeds the amount recognized in the balance sheet. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument.

It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business. Commissions receivables from one source were 13% and 22% of total receivables for the years ended March 31, 2007 and 2006, respectively.

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2007 and 2006, the Company had net capital of $1,054,702 and $957,424, respectively, which was sufficient to meet the required net capital of $533,367 and $432,022, respectively. The Company's ratio of aggregate indebtedness to net capital was 7.59 to 1 and 6.63 to 1 at March 31, 2007 and 2006, respectively.

At March 31, 2007 and 2006, there were differences between the audited net capital computation and the computation prepared by the Company (see Schedule I).

NOTE 12 – FORM X-17A-5

A copy of the Company's most recent annual audit report (March 31, 2007) is available for examination at the principal office of the firm and at the regional office of the SEC.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Investors Capital Corporation (a Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd. – "ICC" or the "Company") for the year ended March 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives, internal control and the practices and procedures, are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2007 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2007. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
May 24, 2007

INVESTORS CAPITAL CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
March 31, 2007

Schedule I

		Audited Net Capital
Total stockholder's equity		$ 6,274,612
Less: non-allowable assets from the Statement of Financial Condition		5,085,268
Net capital before haircuts on securities		1,189,344
Less: haircuts on securities		96,642
Other deductions		38,000
Net capital		1,054,702
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 533,367	
or minimum dollar net capital requirement	100,000	533,367
Excess net capital		$ 521,335
Aggregate indebtedness		$ 8,000,503
Percentage of aggregate indebtedness to net capital		759%

There were material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1, as follows:

Previously reported net capital	$ 1,170,033
Audit adjustments:	(115,331)
Audited net capital, per above	$ 1,054,702

INVESTORS CAPITAL CORPORATION
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
March 31, 2007

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

END